Exhibit (a)(1)(xix)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg No.: 199503003D)
NEWS RELEASE
SINGAPORE TECHNOLOGIES SEMICONDUCTORS’
REMINDER TO STATS CHIPPAC SHAREHOLDERS OF ITS CASH OFFER
Singapore, 3 April 2007 — Temasek Holdings (Private) Limited’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today mailed an announcement to shareholders of STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) regarding the voluntary conditional cash offer (the “Offer”) for the remaining shares of STATS ChipPAC that STSPL does not already own, including shares represented by American Depositary Shares (“ADSs”).
The Offer Price is S$1.75 in cash for each share and S$17.501 in cash for each ADS. The Offer is conditioned upon, among other matters, STSPL receiving valid acceptances of such number of shares and ADSs which, together with all other shares (including shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL and its concert parties, would result in STSPL and its concert parties holding such number of shares (including shares represented by ADSs) carrying more than 50% of the total outstanding shares (including shares represented by ADSs) of STATS ChipPAC as of the final closing date of the Offer.
If shares and ADSs tendered into the Offer result in STSPL owning at least 90 per cent of the outstanding shares in STATS ChipPAC (other than those owned by STSPL, its related corporations and their nominees as at the commencement of the Offer), STSPL will offer a Higher Offer Price of S$1.88 per share or S$18.802 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.

[1]	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.
[2]	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

The premiums of the Offer Price and the Higher Offer Price in respect of the shares to the average closing prices of the shares (“Average Closing Share Prices”) for varying periods prior to the date of the announcement of the Offer on 1 March 2007 (the “Offer Announcement Date”) are as follows3:

Period	Average Closing	Premium of Offer	Premium of Higher
	Share Price (S$)	Price of S$1.75 per	Offer Price of S$1.88
		share to Average	per share to Average
		Closing Share Price[4]	Closing Share Price[4]

1 market day prior to the Offer Announcement Date	1.48	18.2%	27.0%

3 months prior to the Offer Announcement Date	1.25	40.5%	51.0%

6 months prior to the Offer Announcement Date	1.13	55.1%	66.6%
The Independent Committee consisting of the independent directors of STATS ChipPAC has released its recommendation on the Offer. This is contained in the circular to shareholders of STATS ChipPAC dated 30 March 2007 (the “Offeree Circular”). The advice of the financial adviser to the Independent Committee of STATS ChipPAC is also set out in the Offeree Circular which is available on the websites of the Singapore Exchange Securities Trading Limited at www.sgx.com and the U.S. Securities and Exchange Commission at www.sec.gov. STATS ChipPAC shareholders are advised to read the Offeree Circular.
STATS ChipPAC shareholders are reminded that the Offer will expire at 3:30 PM Singapore time, 3:30 AM New York time, on Friday, 13 April 2007, unless the Offer is extended. As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on Thursday, 12 April 2007.
Additional Information About the Offer
The Offer includes an offer by STSPL for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (the “Convertible Notes”). The offer for the Convertible Notes is conditioned on the Offer for the shares and ADSs being declared unconditional in all respects.

[3]	The figures set out in the table are based on data extracted from Bloomberg on the Offer Announcement Date.
[4]	Rounded to one decimal place.

The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with SGX-ST and the Securities and Exchange Commission (“SEC”) on 16 March 2007 and are available on SGX-ST’s website at www.sgx.com and at the SEC’s website at www.sec.gov.
About Temasek Holdings (Private) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare. Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This news release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of ordinary shares, ADSs and convertible notes of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.gov, from The Central Depository (Pte) Limited, 4 Shenton Way #02-01 SGX Centre 2 Singapore 068807, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, 138 Robinson Road #17-00 The Corporate Office Singapore 068906, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue New York, NY 10016 United States of America, at +1 800 322-2885 (for holders of ADSs and Convertible Notes). Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.
The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this news release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this news release are fair and accurate and that no material facts have been omitted from this news release, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or as the case may be, reflected or reproduced in this news release.
For media queries, please contact:

Singapore Ivan Tan Weber Shandwick Tel: +65 6825 8027 Email: itan@webershandwick.com	US Judith Wilkinson Joele Frank, Wilkinson Brimmer Katcher Tel: +1 212 355 4449 Email: jwilkinson@joelefrank.com
For queries from ordinary shareholders, please contact:
Goldman Sachs (Singapore) Pte
Tel: 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas)
For queries from U.S. holders of ADSs and convertible notes, please contact:
MacKenzie Partners, Inc.
Tel: +1 800 322-2885

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